Algonquin Power & Utilities Corp. Continues Expansion of its Regulated Utility Distribution Business in the United States
Transaction Highlights:

•	APUC has entered into a definitive agreement to acquire St. Lawrence Gas Company, Inc. (“SLG”)

•	SLG is a rate-regulated natural gas distribution utility serving approximately 16,000 customers in northern New York State

•	Total purchase price for the transaction is U.S. $70 Million, less total third-party debt of SLG outstanding at closing, and subject to customary working capital adjustments

•	Closing of the transaction remains subject to regulatory approval and other necessary closing conditions, and is expected to occur in 2018
OAKVILLE, Ontario – August 31, 2017 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”) announced today that its subsidiary Liberty Utilities Co. (“Liberty Utilities”), APUC’s regulated distribution utility business, has entered into a definitive agreement with Enbridge Gas Distribution Inc. (“Enbridge Gas Distribution”), a subsidiary of Enbridge Inc. (TSX: ENB), to acquire St. Lawrence Gas Company, Inc., a regulated natural gas distribution utility located in northern New York State, and its subsidiaries.
SLG is headquartered in Massena, NY, and provides natural gas distribution to a service territory located in northern New York State paralleling the south shore of the St. Lawrence River. The SLG operations consist of its existing local distribution company business serving approximately 16,000 residential, commercial and industrial customers, a natural gas appliance rental business focused on accelerating natural gas fuel adoption in the franchise area, and a recently completed 48 mile backbone gas distribution expansion into neighboring Franklin County.
“We believe that St. Lawrence Gas represents an attractive opportunity to acquire an established utility franchise which complements the regulated natural gas operations in our Liberty Utilities East Region,” commented Ian Robertson, Chief Executive Officer of APUC. “St. Lawrence Gas offers compelling growth potential on a foundation of high quality utility operations and superior customer service. We look forward to working with the teams at Enbridge Gas Distribution and St. Lawrence Gas to secure the required regulatory approvals and deliver a smooth ownership transition.”
The proposed transaction is structured as a stock purchase in exchange for a cash purchase price of U.S. $70 million, less the total amount of outstanding SLG indebtedness which will be assumed by Liberty Utilities at closing and is currently expected to be approximately U.S. $10 million. APUC will finance the transaction using cash on hand and existing credit facilities. Closing of the acquisition remains subject to regulatory approval and other customary closing conditions, and is expected to occur in 2018. SLG has an experienced and dedicated team, and Liberty Utilities will provide for continuing employment of current employees of SLG and its subsidiaries after the closing.

A summary fact sheet can be found under Investor Centre / Asset Summaries on APUC’s web site at www.AlgonquinPowerandUtilities.com.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 700,000 customers in the United States, and is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,250 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com
Caution Regarding Forward-Looking Information
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.